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                                                                    EXHIBIT 99.6

RESOLVED, that the second sentence of the first paragraph of Section 8.10 of the Bylaws, as amended, of Cingular Wireless Corporation shall be deleted and the following substituted in its place:

"Expenses, including reasonable attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon demand by such person and, if any such demand is made in advance of the final disposition of any such action, suit or proceeding, promptly upon receipt by the Corporation of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation,"; and

RESOLVED, that the last paragraph of Section 8.10 of the Bylaws, as amended, of Cingular Wireless Corporation shall be deleted and the following substituted in its place:

"Payments made by the Corporation directly to attorneys representing persons entitled to indemnification hereunder, and payments made by the Corporation directly to claimants or other persons or entities to discharge obligations of such persons that would be indemnifiable under this Section 8.10 if paid by such persons, shall also be deemed to be indemnification payments."